Exhibit 99.1

Agria's New Zealand Listed Subsidiary, PGG Wrightson Reports Operating EBITDA of NZ$55 Million and Net Profit of NZ$25 Million

BEIJING - August 21, 2012 - Agria Corporation (NYSE: GRO) (the "Company" or "Agria"), a China-based agricultural company with operations in seeds in China and internationally and in agri-services, today announced that its New Zealand listed subsidiary, PGG Wrightson (NZSE: PGW) ("PGW") has released its annual financial results for the fiscal year ended June 30, 2012. A copy of PGW's financial results and the following market announcement can be downloaded from the website: www.pggwrightson.co.nz/OurBusiness/MarketAnnouncements. These results will be consolidated in the results of Agria for the twelve month period ended June 30, 2012. All dollars cited in this release are New Zealand dollars unless otherwise noted.

Rural services leader PGG Wrightson Limited (NZSE: PGW) has announced an improved operating performance with earnings before interest, tax and depreciation (EBITDA) for the year ended 30 June 2012 at $55.2m compared to $49.4m in the year ended June 2011.

Operating revenue was up 7.2% at $1,336.8m compared with $1,247.2m for 2011, while net profit after tax (NPAT) was at $24.5m, a $55.2m turnaround from the 2011 loss of $30.7m. A substantial turnaround in net operating cash flow to $58.6m (2011: $4.9m) reflected a strong focus on working capital and particularly debtor management, while enabling the company to reduce bank debt. Net interest costs were reduced to $13.8m from $28.1m for the prior period.

George Gould, PGG Wrightson's Managing Director, said the results had reflected strong performances across the majority of business units, highlighted by record returns from livestock, positive gains across both retail and real estate operations and the successful reintegration of wool brokerage into the business.

While the results of AgriTech were impacted by lower than anticipated sales of proprietary seeds in Australia as a result of the wettest season on record, the division remained an important contributor to earnings.

Mr Gould said the return to its core business over the year had prioritised areas of improvement including employment and retention of quality staff with the relevant technical skills and relationships with clients.

The company had also successfully exited the majority of loans that were held under PGW Rural Capital, a special purpose vehicle formed to house loans transferred from PGG Wrightson Finance Limited as part of the finance company transaction. With the exception of the Crafar farms assets residual loans valued at approximately $4m now remain, with some of these loan assets already subject to sale contracts. The Crafar farms assets are subject to a sale contract that has received Overseas Investment Office approval.

PGG Wrightson Group revenue and earnings to 30 June 2012

Audited

	June 2012 $m	June 2011 $m

Revenue	1,336.8	1,247.2
Cost of sales	(1,038.1)	(967.2)
Gross profit	298.7	280.0
Operating EBITDA	55.2	49.4

Depreciation and amortization expense	(8.3)	(10.1)
Equity accounted earnings of associates,
non-operating items and fair value adjustments	(4.5)	(47.0)

Results from operating activities	42.4	(7.7)

Net interest and finance costs	(13.8)	(28.1)
Income tax (expense)/income	(3.3)	0.6

Profit from continuing operations	25.3	(35.2)
Profit/(loss) from discontinued operations
(net of income tax)	(0.8)	4.5
Profit/(loss) for the year	24.5	(30.7)

Cash flow highlights

For year ended 30 June
	2012 $m	2011 $m
Cash was provided from:
Receipts from customers	1,388.8	1,278.5
Dividends received	0.4	3.6
Interest received	21.2	61.2
	1,410.5	1,343.4
Cash was applied to:
Payments to suppliers & employees	(1,320.3)	(1,282.0)
Interest paid	(26.0)	(47.6)
Income tax received/(paid)	(5.6)	(8.9)
	1,351.9	(1,338.5)

Net cash flow from operating activities	58.6	4.9

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Operating performance

AgriTech

NZ$m	June 2012		June 2011
	Revenue	EBITDA	Revenue	EBITDA

Seeds and Grain	285.1	19.4	268.3	28.6
Agri-feeds	53.7	5.2	55.7	5.4
South America	96.2	5.5	95.7	4.2

AgriTech	435.0	30.1	419.7	38.2

Commentary

The Australian seed business has had a challenging year with returns significantly impacted by exceptionally high rainfalls in key markets in Victoria and southern New South Wales for most of the autumn selling season.

The record rainfalls dampened demand making it difficult to deliver on early season expectations. As in the previous year, there was either an abundance of feed available to farmers or paddocks which were too wet to gain access to re-sow.

The New Zealand seeds business reported results broadly in line with expectations. The weather provided challenges in New Zealand, but not to the extent experienced in Australia. While the 2012 harvest was good, it was delayed by the very wet conditions experienced in Canterbury throughout December and January. This in turn placed pressure on the autumn selling season as significant sales volumes were dependent on crop being harvested and processed to be available for sale.

South America made gains from good forage seed sales in Uruguay through strengthened relationships with strategic partners. In Brazil the company achieved registration of a number of proprietary cultivars and increased forage seed sales in the three Southern States.

The International division focused on increasing market development and trade with China, with the PGG Wrightson representative in Beijing facilitating access into this important market.

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AgriServices

NZ$m	June 2012		June 2011
	Revenue	EBITDA	Revenue	EBITDA

Livestock	133.2	18.0	139.6	16.4
Retail	593.8	21.8	568.6	18.7
Wool	87.0	3.2	41.0	(0.9)
Other	83.2	3.0	71.7	(1.4)

AgriServices	897.2	46.0	820.9	32.8

Commentary

The livestock sector experienced high early season values for sheep, beef and dairy which assisted this business unit in achieving a stand out financial performance. Some key appointments saw a strengthened dairy presence, with a 38% improvement in dairy cattle volumes handled for the season. Live dairy cattle export and velvet sales also contributed strongly to earnings. With the Silver Fern Farms procurement contract in its third year, the business is on track to meet its target volumes for the current season.

In retail, the Rural Supplies business had a strong year, benefiting from increased Ag chemical sales on the back of positive growing conditions through spring and summer. The introduction of the national Animal Identification and Traceability (NAIT) programme has also served to promote sales of animal management products. The performance of Fruitfed Supplies, meanwhile, reflected the decline in grower returns across the major categories of pipfruit, kiwifruit, grape and vegetable markets. The high New Zealand dollar and oversupply in some key overseas markets continued to impact this sector, whilst the impact of Psa particularly on the gold kiwifruit varietal remains cause for concern.

The wool business benefited from high wool production due to good feed levels with more growers moving to contract positions in the wake of market volatility. The Real Estate team had a positive year as confidence returned to the rural and lifestyle market, reflected in a 54% improvement in revenues from 2011. Irrigation and Pumping also had a positive year, with revenues up 28% on the back of new on-farm irrigation and dairy shed reticulation development. Rural training company Agriculture New Zealand also posted solid results.

PGG Wrightson Finance divestment

On 31 August 2011 PGG Wrightson sold its shares in PGG Wrightson Finance Limited (PWF) to Heartland Building Society. As noted earlier, good progress has been made in managing the realisation of the residual loan assets that were retained as part of the PWF transaction.

Outlook

Mr Gould said the financial results endorsed the company's focus on staff retention and client service. He said that the 2011/2012 financial year was primarily about getting back to the fundamentals, building on the core businesses to the benefit of our stakeholders, in particular our farming clients.

“Unlike prior years the results were not impacted by one off items and provisions and with the exception of climatic impacts on certain businesses, we're pleased with the overall performance of the group. We also remain of the view that the AgriTech business holds the potential to generate growth. We are therefore anticipating growth in our significant business units and driving for improved earnings for the coming financial year.”

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About Agria Corporation

Agria Corporation (NYSE: GRO) is a China-based agricultural company with operations in seeds in China and internationally and in agri-services. In China, Agria engages in research and development, production and sale of seed products, including field corn seeds, edible corn seeds and vegetable seeds. Agria owns through Agria Asia a 50.22% equity interest in PGG Wrightson, New Zealand's largest agricultural services company. PGG Wrightson reported turnover of NZ$1.34 billion (US$1.10 billion) for the 12 months ended June 30, 2012. For more information about PGG Wrightson, please visit www.pggwrightson.co.nz. For more information about Agria Corporation, please visit www.agriacorp.com.

Safe Harbor Statement:

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in Agria's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this announcement unless otherwise stated, and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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